CHB

CHOHUNG BANK

Chohung Bank, 14,Namdaemoon-Ro 1 Ka, Chung-Ku, Seoul, Korea

Facsimile

Date : Apr. 14, 2004 Number of pages : 2

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
SEC

Tel:202-942-2990
Fax:202-942-9624

From : SangHo Lee
Planning Division
Chohung Bank

Tel : 822-2010-2357
Fax : 822-3700-4923

Subject : Share Swap Resolution

04024341

SUPPL

File Number : 82-4506

Dear Ms. Sandra Kinsey

Enclosed please find the "Share Swap Resolution."

The original copies will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards,

PROCESSED
APR 22 2004
THOMSON FINANCIAL

dlw 4/20

CHB CHOHUNG BANK

April 13, 2004

Share Swap Resolution

I, being a duly authorized officer of Chohung Bank, hereby give a notice of the approval, at the Board Meeting held on April 12, 2004, of a resolution proposing a swap of Chohung Bank shares for Shinhan Financial Group shares so as to make Chohung Bank a wholly-owned subsidiary of the Shinhan Financial Group. The proposed schedule for the share swap is as follows:

Schedule	Date
Approval of share swap structure for Chohung Bank minority shareholders	April 12, 2004
Closing date of shareholders' list for CHB Extraordinary Meeting of Shareholders	April 21, 2004
CHB Extraordinary Meeting of Shareholders for approval of share swap	May 24, 2004
Period for stock purchase claims by dissenting Chohung Bank shareholders[1]	May 25 to June 3, 2004
Finalization of share swap	June 22, 2004

Note 1) Shareholders wishing to make stock purchase claims must give notice of such claims before the Extraordinary Meeting of Shareholders scheduled for May 24, 2004.

- **Share swap ratio:** 1Chohung Bank common share : 0.1354 Shinhan Financial Group share
- **Put-back price for dissenting shareholders:** W3,067

In addition, it was announced at the Board Meeting of Shinhan Financial Group held on April 12, 2004 that an all-cash tender offer of W3,500 per share would be made for 27,109,657 Chohung Bank shares, pursuant to providing opportunities for Chohung Bank's minority shareholders. The tender offer is scheduled to begin on April 26, 2004 and will continue for a period of 22 days, closing on May 17, 2004.

Sung-Yoon Kim
General Manager
Planning Division

14,1-ga, Namdaemoon-ro, Jung-gu, Seoul 100-757, Korea · Phone : 822-2010-2296